EXHIBIT 19.1

LUCID GROUP, INC.
INSIDER TRADING POLICY
and Guidelines Concerning Trading in Company Securities
July 23, 2021
I.    SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES
It is Lucid Group, Inc.’s and its subsidiaries’ (collectively, the “Company”) policy that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee and each director is expected to abide by this policy. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements described below and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.
II.    THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A.    General Rule.
The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities (such as stocks, bonds, notes, debentures, limited partnership units or other equity or debt securities).
All employees and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee or a director of a company knows material inside financial information, that employee or director is prohibited from buying or selling shares in the company until the information has been adequately disclosed to the public. This is because the employee or director knows information that could cause the share price to change, and it would be unfair for the employee or director to have an advantage (knowledge that the share price could change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.
The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. If it is not clear whether inside information is material, it should be treated as if it was material. Some examples of information that could be considered material include:
•Significant changes in key performance indicators of the Company,
•Actual, anticipated or targeted earnings and dividends and other financial information,
•Financial, sales and other significant internal business forecasts, or a change in previously released estimates,
•Mergers, business acquisitions or dispositions, or the expansion or curtailment of operations,
•New product launches or delays, thereof,

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•Significant events affecting the Company’s operations, including any breach of information systems that compromises the functioning of the Company’s information or other systems or results in the exposure or loss of customer information, in particular personal information,
•New equity or debt offerings or significant borrowing,
•The gain or loss of a significant partner or supplier,
•Changes in debt ratings, or analyst upgrades or downgrades of the issuer or one of its securities,
•Significant changes in accounting treatment, write-offs or effective tax rate,
•Significant litigation or governmental investigation,
•Changes in top management, and
•Stock splits or other corporate actions.
It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (e.g., the filing of an 8-K). If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information. Furthermore, it is illegal for any officer, director or other employee in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping”). In that case, they may both be held liable.
The Securities and Exchange Commission (the “SEC”), prosecutors, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times the profits earned), and injunctive actions.
Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company. The mere perception that an employee or director traded with the knowledge of material inside information could harm the reputation of both the Company and that employee or director.

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B.    Who Is Subject to This Policy?
The prohibition against trading on inside information applies to directors, officers and all other domestic and international employees and contractors of the Company and its subsidiaries, and to other people who gain access to that information. The prohibition also applies to:
a)    the spouses, domestic partners and minor children (even if financially independent) of such employees or directors; and
b)    anyone to whom such employees or directors provide significant financial support.
Further, the prohibition applies to: 1) any account over which employees, directors and the persons listed in a) and b) above have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the account) and 2) those accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.
In addition, directors and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.
C.    General Guidelines.
The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:
1.    Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No employee or director should discuss material inside information in public places or in common areas on Company property.
2.    Trading in Company Securities. No employee or director may place a purchase or sale order, or recommend that another person place a purchase or sale order, in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of stock, convertible securities and other securities (e.g., bonds) and includes increasing or decreasing investment in Company securities through changes in employee stock purchase plan elections or a retirement account. The exercise of employee stock options for cash is not subject to this policy, but cashless exercises (e.g. sell to cover) are subject to the policy. However, stock that was acquired upon exercise of a stock option will be treated like any other stock and may not be sold by an employee who is in possession of material inside information. Any employee or director who possesses material inside information should wait until the start of the second business day after the information has been publicly released before trading. There is no exception to this policy, even for hardship to the employee or director or based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure).
3.    Avoid Speculation. Investing in the Company’s common stock or other securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee or director in conflict with the best interests of the Company and its stockholders. Although this policy does not mean that employees or directors may never sell shares, the Company encourages employees and directors to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.

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4.    Trading in Other Securities. No employee or director should place a purchase or sale order (including investment through a retirement account), or recommend that another person place a purchase or sale order, in the securities of another company, if the employee or director learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee or director learned through Company sources that the Company intended to purchase assets from a company, and then placed an order to buy or sell stock in that other company because of the likely increase or decrease in the value of its securities.
5.    Closed Windows. Trading is subject to the following restrictions on trading in Company securities in addition to those set forth above:
•Trading is prohibited from the date that is two weeks prior to the end of the then current fiscal quarter until the start of the second business day following an earnings release with respect to the preceding fiscal period (each, a “Closed Window”).
•At times, the General Counsel may determine to impose a Closed Window prohibiting trading outside of a regularly scheduled Closed Window. Such a Closed Window may apply to all or a subset of employees and/or directors. The need for a Closed Window may arise as a result of a pending business transaction, a cyber- breach, or any material development that has not yet been publicly disclosed. The General Counsel is not under any obligation to provide a reason for the Closed Window. The closing of the window may itself constitute material inside information that should not be communicated.
•No trading is permitted during a Closed Window except under an approved 10b5-1 Plan or for reasons of exceptional personal hardship and subject to prior approval by the Chief Executive Officer and General Counsel; provided that if one of these individuals wishes to trade during the Closed Window, it shall be subject to prior approval by the other.
•The foregoing restrictions in this Section C.5 do not apply to transactions pursuant to pre-approved written plans for trading securities that comply with the Company’s 10b5-1 Trading Plan Guidelines (“10b5-1 Plans”).
6.    Pre-Clearance. Clearance for all trades by the Pre-Clearance Group must be obtained by the General Counsel. The Pre-Clearance Group consists of (i) directors and executive officers of the Company and their assistants and household members, (ii) key accounting and finance, investor relations and legal department personnel, and (iii) such other persons as may be designated from time to time and informed of such status by the Company’s General Counsel.
D.    Other Companies’ Stock.
Employees and directors who learn material information about suppliers, customers, competitors, or other strategic partners through their work at the Company, are expected to keep it confidential and not buy or sell stock in such companies until the information becomes public. Employees and directors are expected to not give tips about such stock.

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E.    Hedging and Derivatives.
Employees and directors are prohibited from engaging in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. As discussed below, directors and employees are also prohibited from shorting the Company’s stock.
Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will raise suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee or director to prove that he or she did not know about the announcement or event.
If the SEC or the stock exchanges were to notice active options trading by one or more employees or directors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees and directors from trading in options or other securities involving the Company’s stock. This policy does not pertain to employee stock options granted by the Company. Employee stock options cannot be traded.
F.    Pledging of Securities, Margin Accounts.
Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits employees and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.
G.    Applicability of U.S. Securities Laws to International Transactions.
All employees of the Company and its subsidiaries are subject to the restrictions on trading in Company securities and the securities of other companies. The U.S. securities laws may be applicable to trades in the Company’s securities executed outside the U.S., as well as to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

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